

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

William Ralston
Chief Executive Officer
SinglePoint Inc.
2999 North 44th Street Suite 530
Phoenix, AZ

      Re: SinglePoint Inc.
          Post-Effective Amendment No. 2 to Form S-1
          Filed August 4, 2022
          File No. 333-259876

Dear Mr. Ralston:

      We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment to Form S-1

Selling Stockholder, page 14

1.   Footnote 2 to the table in this section says that the shares of common stock owned by GHS Investments LLC does not include shares underlying Class A, Class C, Class D, Class E Preferred stock or warrants. Please revise to include all shares that GHS Investments LLC has the right to acquire beneficial ownership of within sixty days. Please refer to Question 140.01 of Compliance and Disclosure Interpretations for Regulation S-K and Exchange Act Rule 13d-3.

Security Ownership of Certain Beneficial Owners, page 36

2.   To the extent that GHS Investments is the beneficial owner of more than five percent of any class of voting securities, please disclose their ownership in accordance with Item 403

William Ralston
SinglePoint Inc.
August 23, 2022
Page 2

of Regulation S-K. Please also tell us why the beneficial ownership table only covers common stock and Class A Convertible Preferred Stock.

General

3.   You revised the registration statement to cover only 3,657,033 shares of common stock, as compared to a total of 14,500,000. Please tell us whether the shares that you already issued to GHS were resold by GHS. If GHS has not yet sold these shares, please tell us why you believe that you can remove them from the registration statement.

4.   Your revised disclosure on page four lists the number of shares underlying outstanding convertible preferred stock, warrants, and convertible notes. It is unclear if this disclosure covers only convertible securities held by GHS, or includes all currently outstanding convertible securities. If it covers only those held by GHS, please revise to disclose the number of shares underlying all outstanding convertible securities, regardless of the holder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey M. Stein